July 7, 2010

VIA EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	MYR Group
Form 10-K for the Year Ended December 31, 2009
Filed March 15, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2010
File Number 1-18325

Dear Mr. Hartz:

Thank you for your letter, dated June 23, 2010, regarding the Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting (the “2010 Proxy Statement”) of MYR Group Inc. (the “Company”).  We have provided responses to each of the comments raised in your letter below.  If you have any questions or comments to our responses please do not hesitate to contact me at (847) 290-1891 (Extension 216).

For your convenience, the Staff’s comments are displayed in bold text below in the order set out in your letter dated June 23, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Backlog, page 5

1.              In future filings, disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year.  Please refer to Item 101(c )(1)(viii) of Regulation S-K.

Response:

The table at the top of page 10 of the 2009 Form 10-K reflects the dollar amounts of backlog that the Company believed to be firm as of December 31, 2008 and 2009.  This table reflects amounts for both our C&I and T&D segments.  To the extent applicable, in future filings the Company will disclose the portion of backlog that the Company does not reasonably expect to be filled within the next year.

2.              In future filings, a substantial change in segment backlog orders, such as the decline in the T&D segment in fiscal 2009 vs fiscal 2008, should be discussed in a footnote to the table or included by reference to disclosure elsewhere in this filing.

Response:

In future filings, the Company will include discussion or cross-reference to other disclosure that relates to any substantial changes in segment backlog.

Critical Accounting Policies, page 50

Impairment of Goodwill, Intangibles and Long-Lived Assets, page 50

3.              To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•                  The amount of goodwill allocated to the unit.

•                  A description of the material assumptions that drive estimated fair value.

•                  A discussion of any uncertainties associated with each key assumptions.

•                  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings.  Reference Item 303 of Regulation S-K.

Response:

The Company considered whether any of its reporting units had estimated fair values that are not substantially in excess of their carrying values and whether the impairment of any goodwill for such reporting units would have a material impact on its results or total shareholders’ return.  The Company determined that as of December 31, 2009, both reporting segments had fair values that substantially exceed the carrying values.  To demonstrate that estimated fair values substantially exceed the carrying values, the company noted on page 51, that if our current estimates of projected cash flow for our T&D and C&I operating segments had been approximately 41% and 27% lower, respectively, the fair value of the reporting unit would have been lower than the carrying value thus requiring us to perform an impairment test to determine the “implied value” of goodwill.  As noted on page 50 and on page 69 in Note 3 to the financial statements included in the 2009 Form 10-K, the Company tests the reporting units’ for impairment at least annually.  As noted on page 75, Note 7, the Company disclosed the allocation of goodwill by both the T&D and C&I reporting segments.  We would reflect the impact of any determination regarding impairment in the financial statements for any period affected.  In future filings, should estimated fair values significantly exceed the carrying values of the Company’s reporting units, we will disclose this fact.

Item 15. Exhibits and Financial Statement Schedules

4.              Please clarify for us why you have not included a consent from PricewaterhouseCoopers.

Response:

PricewaterhouseCoopers LLP (“PwC”) was replaced as the Company’s auditors by Ernst & Young (“E&Y”) effective April 20, 2009. E&Y served as the Company’s independent registered accountant for the year ended December 31, 2009.  PwC advised the Company that because PwC had issued a consent to the incorporation of their report on the years ended 2008 and 2007, which had been included as an exhibit to the Company’s Form 10-K for the year ended December 31, 2008, PwC believed that another consent in the 2009 Form 10-K was not required.  PwC advised the Company that because PwC’s report for the years ended 2008 and 2007 had not been updated or otherwise changed, PwC believed that there was no requirement to provide a consent for the 2009 Form 10-K.  In addition, the PwC provided the Company with a letter stating that such letter serves to authorize the Company to use PwC’s name in their report on the electronic filing of the 2009 Form 10-K.

Proxy Statement

Nominating and Corporate Governance Committee Matters, page 8

5.              We note your disclosures that the committee will consider director candidates recommended by stockholders.  In future filings, please describe the nominating committee’s process for including nominees recommended by security holders, and any differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a security holder.  Please show us supplementally what your disclosure would have looked like in this proxy statement in response to this comment.

Response:

As noted on pages 8 and 47 of the 2010 Proxy Statement, the Company’s stockholders may nominate candidates for director and such nominees will be considered by the Nominating and Corporate Governance Committee when it considers director candidates recommended by stockholders.  In future filings, the Company will clarify that the Nominating and Corporate Governance Committee evaluates the qualifications of candidates properly nominated by stockholders in the same manner as the Nominating and Corporate Governance Committee evaluates any other director candidates.

6. We note your disclosure that the committee may consider many specified factors in its evaluation of candidates for board membership, as well as “other relevant factors . . including diversity.”  In future filings, please discuss how the nominating committee (or the board) considers diversity in identifying nominees for directors.  If the nominating committee has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy.  Please refer to Item 407(c)(2)(vi) of Regulation S-K.  Please show us supplementally what your disclosure would have looked like in this proxy statement in response to this comment.

Response:

The Company currently discloses that in evaluating potential nominees for Board membership, the Nominating and Corporate Governance Committee evaluates each candidate’s talents and experience in the context of the Board’s needs and may consider many factors as part of its evaluation, including the following: a candidate’s experience, skills, expertise, personal and professional integrity, character, business judgment, availability in light of other commitments, dedication, conflicts of interest and any other relevant factors that the Nominating and Corporate Governance Committee considers appropriate, including diversity in the makeup of the Board.   (see page 8 of the 2010 Proxy Statement).  The Company does not have a policy with regard to the consideration of diversity in identifying director nominees, but diversity is a relevant factor that the Nominating and Corporate Governance Committee considers in evaluating potential nominees for Board membership.  In future filings, the Company will include disclosure that expressly states that the Company does not have a specific policy regarding diversity, or, if one is adopted, the Company will provide a description of any such policy.

Item 1.  Election of Directors, page 8

Director Qualification, page 9

7.              In future filings, please describe each director’s experience, qualifications, attributes or skills on an individual basis.  You should address each person’s particular and specific experience that led the board to conclude that such person should serve as a director of the Company in light of the Company’s business and structure at the time the filing is made.  Your disclosure identifies groups of directors that have experience in financial and accounting matters, the utility industry and investment experience in the energy sector, and does not provide particular and specific disclosure on an individual basis.  Please see Question 116.05 of our C&DIs related to Regulation S-K for further information.  In response to this comment, please show us supplementally what your disclosure will look like.

Response:

In future filings, the Company will describe each director’s experience, qualification, attributes, skills and related information on an individual basis.  Using the disclosure in the 2010 Proxy Statement on pages 10-11 as an example, the Company’s disclosure in future filings will include something similar to the following under each individual director’s biography:

•                  Jack L. Alexander—Mr. Alexander’s extensive experience as a senior executive at MidAmerican Energy Holdings Company provides him with a strong fundamental understanding of the company’s industries and its T&D business sector.  His service in these leadership roles provides a unique basis for understanding the company’s operations and organizational structure.

•                  Larry F. Altenbaumer—Mr. Altenbaumer’s experience as president of a utility company and as a consultant to the energy industry brings in-depth knowledge of the utilities industry to the board and the company.  In addition, Mr. Altenbaumer’s role as a president of Illinois Power Company gives him critical insight into management of a business in a complex environment.

•                  Henry W. Fayne—Mr. Fayne has over 35 years of experience in the energy delivery industry, which provides valuable knowledge of the company’s primary operations.  His executive management leadership roles and consulting experience aids the board’s strategic and high-level planning as well as the company’s understanding of its customers and competitors.

•                  Betty R. Johnson—Ms. Johnson’s understanding of finance and financial reporting processes is important for the operation of the board. Her experience as a financial officer at a variety of companies gives her a strong foundational understanding of the company’s finances and she understands the financial challenges facing the company and the market.

•                  Gary R. Johnson—Mr. Johnson’s extensive experience in the utility sector provides him with important expertise regarding the industry and the company’s customers and competitors.  His distinguished career as an executive officer and general counsel for a large utility gives him knowledge that assists the board in its understanding of the legal and regulatory issues in the companies industries.  In addition, his experience as general counsel provides a unique basis for understanding the company’s governance processes.

•                  William A. Koertner—Through Mr. Koertner’s utility industry experience and his tenure as an executive officer and chief financial officer of the company, he has developed leadership skills and unique knowledge of the company, its customers and its competition.  Mr. Koertner has developed relationships that are important to lead the company.

•                  William D. Patterson—Mr. Patterson’s service as a senior executive for various companies in the utility industry provides him with an understanding of the company’s industry and keen awareness about the company’s market.  His financial expertise provides valuable perspective in the review and analysis of the company’s financial statements and results.

•                  Carter A. Ward—Mr. Ward’s experience in the energy investment industry adds important value to the board’s understanding of financing and the development of the company’s operations.  His extensive experience as a managing director in energy investment provides a unique perspective on the company’s marketplace and potential growth in the company’s industries.

8. We note that the business experience and background information provided for Mr. Larry F. Altenbaumer on page 10 and Mr. Gary R. Johnson on page 11 do not appear to cover all of the past five years as required by Item 401(e)(1)of Regulation S-K.  In future filings, please ensure that the required information is provided for at least the past five years.  Please tell us what your future disclosure will look like.

Response:

The biographies for Mr. Altenbaumer (page 10 of the 2010 Proxy Statement) and Mr. Johnson (page 11 of the 2010 Proxy Statement) cover more than five years.  As noted in the 2010 Proxy Statement, Mr. Altenbaumer is currently an independent consultant.  In future filings, we will clarify that he has held such position since his retirement from Illinois Power Company in 2004.  Mr. Johnson is currently retired and has been since his retirement from Xcel Energy in March 2007.  In future filings, we will include a parenthetical or other language to clarify the directors’ status at the time of the filing.

Compensation Consultant, page 24

9.              We note that you have not provided the information required by Item 407(e)(3)(iii) of Regulation S-K regarding the additional fees paid to Ernest & Young for services as the Company’s independent auditors for the fiscal year ended December 31, 2009.  We also note that effective November 2009, you have retained Mercer to serve as your compensation consultant and Mercer does not provide any other services to the Company.  In future filings, please provide all applicable disclosure required by Item 407(e)(3)(iii).

Response:

The Company disclosed the fees paid to Ernst & Young LLP (“E&Y”) for fees related to its services as the Company’s independent auditor for the fiscal year ending December 31, 2009, under the heading “Independent Auditors’ Fees” on page 23 of the 2010 Proxy Statement.  The Company further disclosed under this same heading that it paid E&Y $18,607 in fees for compensation consulting services in 2009.  In future filings, if amounts are paid to the Company’s compensation consultant for other services and those additional amounts exceed $120,000, the Company will include disclosures of these amounts in the discussion of the compensation consultant.  As discussed in the 2010 Proxy Statement, the Compensation Committee has retained Mercer to serve as its compensation consultant.  The Company did not pay Mercer for any services beyond those related to its work as compensation consultant.

Management Incentive Plan. page 32

10.       In future filings, please disclose the weighting of each of the goals upon which calculation and payment of the incentive awards is based.  We note that in your example, you have used weightings of 58%, 12%, 15% and 15% for the pretax income goal, ROE goal, total case rate and lost time cases, but it is not clear whether these are the weightings that were actually in place for the 2009 compensation.

Response:

The weightings 58%, 12%, 15% and 15% listed above and in the 2010 Proxy Statement were the respective ratings for the pretax income goal, ROE goal, total case rate and lost time cases.  In future filings, the Company will clarify its disclosure in this regard to be clear with respect to the relevant weighting for the named executive officers.

Executive Compensation Tables. page 39

2009 Summary Compensation Table. page 39

11.       We note that the $268,269 stated in the table as 2009 salary for Mr. Gerald B. Engen, Jr. does not reconcile with the $275,000 that you refer to under “Base Salary” on page 31.  Supplementally, please explain the difference with a view towards future disclosure.

Response:

Current annual base salary on page 31 will differ from annual compensation earned on page 39 when an employee’s base salary is adjusted during the year (unless such adjustment is effective as of the first day of the fiscal year).  The current annual base salary of Mr. Engen is $275,000, as noted on page 31 of the 2010 Proxy Statement under the caption “Base Salary.”  This annual base salary became effective in March 2009.  The amount set forth on page 39 in the Summary Compensation Table reflects Mr. Engen’s actual compensation earned in 2009.

(Remainder of Page Intentionally Left Blank)

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As requested in your comment letter, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (847) 290-1891 (Extension 216).

Sincerely,

/s/ Marco A. Martinez
Marco A. Martinez
Vice President, Chief Financial Officer and
Treasurer

cc:                                 Tricia Armelin, Division of Corporation Finance

John Cash, Division of Corporation Finance

Gerald B. Engen, Senior Vice President, Chief Legal Officer and Secretary, MYR Group Inc.